Exhibit 99.2

Cheche Group Launches AI Large Model-Driven Intelligent Connected Vehicle Pricing Product, Solidifying its Market Position

BEIJING, China – May 28, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced the official launch of its proprietary, AI large model-driven intelligent connected vehicle pricing product.

Targeting China’s expanding market of approximately 20 million intelligent connected new energy vehicles (NEVs), the platform utilizes advanced machine learning and multi-dimensional data analytics. By analyzing real-time driving behavior, usage patterns, and localized risk scenarios, the technology delivers precise, personalized insurance pricing tailored to individual drivers.

Strategic Highlights:

●	Advancing Industry Value: This roll-out contributes directly to the broader automotive insurance sector by propelling the transition toward precision risk engineering and highly granular risk management.

●	Enhancing Long-Term Competitiveness: By successfully commercializing advanced AI applications for a large-scale NEV market, Cheche strengthens its unique business model and core competitive positioning within the InsurTech ecosystem.

●	Addressing High-Growth Market Segment: Positioned at the intersection of AI innovations and China’s 20-million-strong NEV market, this product expands Cheche’s addressable commercial opportunities.

“Our AI large model-driven intelligent connected vehicle pricing product represents a meaningful evolution in auto insurance,” said Mr. Lei Zhang, Founder and Chief Executive Officer of Cheche Group. “By unlocking the value of multi-dimensional vehicle data, we aim to provide consumer-centric, personalized pricing for NEV owners while equipping our ecosystem partners with sophisticated analytical tools designed for the digital era.”

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management, and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185